UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)       December 22, 2022

SOUTHERN MISSOURI BANCORP, INC.

(Exact name of registrant as specified in its charter)

Missouri	000-23406	43-1665523
(State or other	(Commission File No.)	(IRS Employer
jurisdiction of incorporation)		Identification Number)

2991 Oak Grove Road, Poplar Bluff, Missouri	63901
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code:    (573) 778-1800

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	SMBC	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as deﬁned in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised ﬁnancial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07Submission of Matters to a Vote of Security Holders

(a)	A Special Meeting of Shareholders ("Special Meeting") of Southern Missouri Bancorp, Inc. ("Southern Missouri") was held on December 22, 2022.

(b)	There were 9,229,151 shares of Southern Missouri common stock eligible to be voted at the Special Meeting and 7,401,269 shares represented in person or by proxy at the Special Meeting, which constituted a quorum to conduct business at the meeting. The item voted upon at the Special Meeting and the vote for such proposal was as follows:

1.To approve the issuance of Southern Missouri common stock pursuant to the Agreement and Plan of Merger, dated as of September 20, 2022 (as it may be amended from time to time), by and among Southern Missouri, Southern Missouri Acquisition VI Corp., a wholly owned subsidiary of Southern Missouri (“Merger Sub”), and Citizens Bancshares Co. (“Citizens”), pursuant to which Citizens will merge with and into Merger Sub, followed by a merger of Merger Sub with and into Southern Missouri (the “Share Issuance Proposal”).

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
7,206,429	4,841	189,999	0

The Share Issuance Proposal was approved by the shareholders of Southern Missouri at the Special Meeting by the requisite affirmative vote. If necessary or appropriate, shareholders would have considered a proposal to approve a motion to adjourn or postpone the Special Meeting to another time or place if necessary or as appropriate to solicit additional proxies if there were insufficient votes at the time of the Special Meeting to approve the Share Issuance Proposal. Because Southern Missouri’s shareholders approved the Share Issuance Proposal at the Special Meeting, the adjournment proposal (Proposal No. 2) was not presented to shareholders for a vote at the Special Meeting.

(c)	Not applicable.

(d) Not applicable.

Item 8.01Other Events

On December 22, 2022, Southern Missouri and Citizens announced that, at the Special Meeting, Southern Missouri’s shareholders approved the Share Issuance Proposal and that, at the special meeting of Citizens shareholders held on December 22, 2022, Citizens’ shareholders approved the Agreement and Plan of Merger, dated as of September 20, 2022, by and among Southern Missouri, Merger Sub and Citizens. The parties also announced the receipt of all required regulatory approvals for the merger of the two companies. The transaction is expected to close during the first quarter of 2023, subject to the satisfaction of certain closing conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHERN MISSOURI BANCORP, INC.

Date: December 22, 2022	By:	/s/ Matthew T. Funke
Matthew T. Funke
President and Chief Administrative Officer